FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of APRIL, 2001


                             TRIMARK OIL & GAS LTD.
                 (Translation of registrant's name into English)

                                     0-30196
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TRIMARK OIL & GAS LTD.
                                     ------------------------------------------
                                     (Registrant)

Date   April 27, 2001                By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

                                 BC FORM 51-901F

                                QUARTERLY REPORT

INCORPORATED AS PART OF:               X       SCHEDULE A
                                    --------
                                       X       SCHEDULES B & C
                                    --------
                                    (place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER                      TRIMARK OIL & GAS LTD.
                                    --------------------------------------------
ISSUER ADDRESS                      #1305 - 1090 WEST GEORGIA STREET
                                    VANCOUVER, BC   V6E 3V7
                                    --------------------------------------------
ISSUER TELEPHONE NUMBER             (604) 685-9316
                                    --------------------------------------------
ISSUER FAX NUMBER                   (604) 683-1585
                                    --------------------------------------------
CONTACT PERSON                      MR. NICK DEMARE
                                    --------------------------------------------
CONTACT'S POSITION                  DIRECTOR
                                    --------------------------------------------
CONTACT'S TELEPHONE NUMBER          (604) 685-9316
                                    --------------------------------------------
CONTACT'S E-MAIL ADDRESS            ndemare@chasemgt.com
                                    --------------------------------------------
WEBSITE                             N/A
                                    --------------------------------------------
FOR QUARTER ENDED                   FEBRUARY 28, 2001
                                    --------------------------------------------
DATE OF REPORT                      APRIL 27, 2001
                                    --------------------------------------------

                                   CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.



DONALD W. BUSBY              /s/DONALD W. BUSBY                 01/04/27
--------------------------------------------------------------------------------
NAME OF DIRECTOR                SIGN (TYPED)             DATE SIGNED (YY/MM/DD)

NICK DEMARE                  /s/NICK DEMARE                     01/04/27
--------------------------------------------------------------------------------
NAME OF DIRECTOR                SIGN (TYPED)             DATE SIGNED (YY/MM/DD)

           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A













================================================================================



                             TRIMARK OIL & GAS LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                                FEBRUARY 28, 2001

                      (UNAUDITED - PREPARED BY MANAGEMENT)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                             TRIMARK OIL & GAS LTD.
                           CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                                                  AS AT                      AS AT
                                                                               FEBRUARY 28,                AUGUST 31,
                                                                                   2001                       2000
                                                                                     $                          $

                                   A S S E T S

CURRENT ASSETS

Cash                                                                               908,927                  1,306,708
Amounts receivable                                                                 207,975                    261,634
Inventory supplies                                                                  91,625                        -
                                                                             --------------            ---------------
                                                                                 1,208,527                  1,568,342
PETROLEUM INTERESTS (Note 3)                                                     9,008,077                  7,795,380

OTHER ASSETS                                                                       804,090                    772,905
                                                                             --------------            ---------------
                                                                                11,020,694                 10,136,627
                                                                             ==============            ===============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                                            34,805                    306,565
                                                                             --------------            ---------------

                      S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 4)                                                          17,483,748                 17,141,542

SHARE SUBSCRIPTIONS RECEIVED (Note 4)                                              884,000                     83,000

DEFICIT                                                                         (7,381,859)                (7,394,480)
                                                                             --------------            ---------------
                                                                                10,985,889                  9,830,062
                                                                             --------------            ---------------
                                                                                11,020,694                 10,136,627
                                                                             ==============            ===============

APPROVED BY THE DIRECTORS


/s/DONALD W. BUSBY                       , Director
-----------------------------------------


/s/NICK DEMARE                           , Director
-----------------------------------------

BC FORM 51-901F                                                       SCHEDULE A


                             TRIMARK OIL & GAS LTD.
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                THREE MONTHS          SIX MONTHS          THREE MONTHS          SIX MONTHS
                                                    ENDED                ENDED                ENDED               ENDED
                                                FEBRUARY 28,         FEBRUARY 28,         FEBRUARY 29,         FEBRUARY 29,
                                                    2001                 2001                 2000                 2000
                                                      $                    $                    $                   $

REVENUES

Oil and gas sales                                   199,260              259,606               66,865             117,732
Interest and other                                   28,162               59,188               40,079              79,380
                                             ---------------        -------------        -------------        ------------
                                                    227,422              318,794              106,944             197,112
                                             ---------------        -------------        -------------        ------------

OTHER EXPENSES

Depreciation and depletion                           60,612               88,296               14,000              60,591
General and administration                           95,221              141,841              135,776             298,408
Production                                           48,697               76,036               54,217             103,123
                                             ---------------        -------------        -------------        ------------
                                                    204,530              306,173              203,993             462,122
                                             ---------------        -------------        -------------        ------------
NET INCOME (LOSS) FOR THE PERIOD                     22,892               12,621              (97,049)           (265,010)

DEFICIT - BEGINNING OF THE PERIOD                (7,404,751)          (7,394,480)          (7,265,592)         (7,097,631)
                                             ---------------        -------------        -------------        ------------
DEFICIT - END OF THE PERIOD                      (7,381,859)          (7,381,859)          (7,362,641)         (7,362,641)
                                             ===============        =============        =============        ============
INCOME (LOSS) PER COMMON SHARE                       $0.001               $0.001             $(0.010)             $(0.019)
                                             ===============        =============        =============        ============


BC FORM 51-901F                                                       SCHEDULE A


                             TRIMARK OIL & GAS LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                           THREE MONTHS          SIX MONTHS         THREE MONTHS         SIX MONTHS
                                                              ENDED                ENDED               ENDED               ENDED
                                                           FEBRUARY 28,         FEBRUARY 28,       FEBRUARY 29,         FEBRUARY 29,
                                                               2001                 2001                2000                2000
                                                                 $                    $                   $                   $

CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
Net income (loss) for the period                                22,892              12,621              (97,049)           (265,010)
Items not involving cash
     Amortization, depreciation and depletion                   60,612              88,296               14,000              60,591
     Effect of unrealized foreign
          exchange (gain) loss on other assets                   2,100             (31,185)                 -                   -
                                                           ------------         -----------        -------------        ------------
                                                                85,604              69,732              (83,049)           (204,419)
(Increase) decrease in amounts receivable                      118,034              53,659              (16,418)            (41,054)
Increase in inventory supplies                                 (91,625)            (91,625)                 -                   -
Increase (decrease) in accounts payable
     and accrued liabilities                                  (108,557)           (271,760)            (165,649)           (180,598)
                                                           ------------         -----------        -------------        ------------
                                                                 3,456            (239,994)            (265,116)           (426,071)
                                                           ------------         -----------        -------------        ------------
FINANCING ACTIVITIES
Issuance of common shares                                      260,000             260,000               51,084             651,110
Share subscriptions received                                   884,000             884,000                  -                   -
Share issue costs                                                  -                  (794)                 -                   -
Issuance of special warrants                                       -                   -                    -             2,452,691
Special warrants issue costs                                       -                   -                  1,078            (261,203)
                                                           ------------         -----------        -------------        ------------
                                                             1,144,000           1,143,206               52,162           2,842,598
                                                           ------------         -----------        -------------        ------------
INVESTING ACTIVITY
Additions to petroleum interests                              (687,899)         (1,300,993)            (525,880)           (826,483)
                                                           ------------         -----------        -------------        ------------
INCREASE (DECREASE) IN CASH                                    459,557            (397,781)            (738,834)          1,590,044
CASH - BEGINNING OF PERIOD                                     449,370           1,306,708            3,902,359           1,573,481
                                                           ------------         -----------        -------------        ------------
CASH - END OF PERIOD                                           908,927             908,927            3,163,525           3,163,525
                                                           ============         ===========        =============        ============

BC FORM 51-901F                                                       SCHEDULE A


                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2001
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


2.       CHANGE IN ACCOUNTING POLICY

         On August 31, 2000, the Company changed its method of accounting for its petroleum interests from the successful efforts method to the full cost method. Management believes that the new accounting policy is more appropriate for oil and gas companies such as the Company.

         This change in accounting policy has been applied retroactively. Based on the Company's petroleum resource activities conducted to date, the loss for the six months ended February 29, 2000 and the deficit as at February 29, 2000 was reduced by $47,376 and petroleum interests, as at February 29, 2000, was increased by $47,376.


3.       PETROLEUM INTERESTS

                                                                             AS AT                     AS AT
                                                                          FEBRUARY 28,                AUGUST 31,
                                                                              2001                      2000
                                                                                $                         $
         Proved properties                                                  4,843,995                 3,853,696
         Unproved properties                                                7,883,985                 7,636,914
         Gathering facility and pipeline                                       63,621                       -
                                                                        --------------             -------------
                                                                           12,791,601                11,490,610
         Less: accumulated depreciation, depletion and impairment          (3,783,524)               (3,695,230)
                                                                        --------------             -------------
                                                                            9,008,077                 7,795,380
                                                                        ==============             =============

BC FORM 51-901F                                                       SCHEDULE A


                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2001
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

         Issued and outstanding -

                                                         SIX MONTHS ENDED                               YEAR ENDED
                                                         FEBRUARY 28, 2001                           AUGUST 31, 2000
                                                -------------------------------------     ------------------------------------
                                                       NUMBER                  $                NUMBER                  $

         Balance, beginning of period               16,005,446            17,141,542         11,625,360            12,414,941
                                                ---------------       ---------------     --------------         -------------
         Issued during the period
              Private placements                       618,570               343,000          3,699,279             4,399,261
              Exercise of options                          -                     -              200,000               228,000
              Exercise of warrants                         -                     -              325,000               286,000
              Exercise of agents warrants                  -                     -              155,807               137,110
                                                ---------------       ---------------     --------------         -------------
                                                       618,570               343,000          4,380,086             5,050,371
         Issuance costs                                    -                    (794)               -                (323,770)
                                                ---------------       ---------------     --------------         -------------
                                                       618,570               342,206          4,380,086             4,726,601
                                                ---------------       ---------------     --------------         -------------
         Balance, end of period                     16,624,016            17,483,748         16,005,446            17,141,542
                                                ===============       ===============     ==============         =============



         During the six months ended February 28, 2001, the Company completed the following private placements:

            (i) 118,570 units at $0.70 per unit for proceeds of $82,206, net of $794 issuance costs. Each unit is comprised of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.84 per share on or before June 19, 2002. The gross proceeds of $83,000 was received at August 31, 2000; and

           (ii) an initial tranche of 500,000 units, of an announced 2,200,000 units, at $0.52 per unit, for $260,000 proceeds. Each unit is comprised of one common share and one share purchase warrant entitling the holder to purchase an additional share for a period of two years at $0.52 per share. The initial tranche was purchased by a private corporation owned by the President of the Company. At February 28, 2001, the Company had received $884,000 with respect to the remaining portion of the private placement and issued the 1,700,000 units subsequent to February 28, 2001. The purchaser of the final tranche is Hilton Petroleum Ltd., a public company which is a significant minority shareholder and in which certain of its officers and directors are also officers and directors of the Company.

BC FORM 51-901F                                                       SCHEDULE A


                             TRIMARK OIL & GAS LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2001
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.       RELATED PARTY TRANSACTIONS

         (a) During the six months ended February 28, 2001, the Company Company was charged $64,704 for management, professional, accounting and administrative fees provided by companies controlled by directors of the Company.

         (b) The Company has provided a US$125,000 relocation loan to the President of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures March 27, 2002. During the six months ended February 28, 2001, the Company was paid interest of $5,063.

         (c)       See also Note 4.


6.       SEGMENTED INFORMATION

         As at February 28, 2001, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:

                                      SIX MONTHS ENDED FEBRUARY 28, 2001
                            ----------------------------------------------------
                              IDENTIFIABLE                              NET
                                 ASSETS          REVENUES          INCOME (LOSS)
                                   $                $                    $

         United States          9,781,180         267,328              (395,149)
         Canada                 1,239,514          51,466               407,770
                             -------------     -----------         -------------
                               11,020,694         318,794                12,621
                             =============     ===========         =============



                                           YEAR ENDED AUGUST 31, 2000
                            ----------------------------------------------------
                              IDENTIFIABLE                              NET
                                 ASSETS          REVENUES          INCOME (LOSS)
                                   $                $                    $

         United States          8,223,111         260,952               (54,324)
         Canada                 1,913,516         137,497              (242,525)
                             -------------     -----------         -------------
                               10,136,627         398,449              (296,849)
                             =============     ===========         =============

BC FORM 51-901F                                                       SCHEDULE B


                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2001


1.(A)    GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative expenses for the six months ended February 28, 2001:

                                                                           $

         Administration and accounting                                   37,646
         Audit and legal                                                 11,315
         Filing fees                                                      8,000
         Foreign exchange                                               (36,447)
         Investor relations                                              24,275
         Management and professional                                     47,768
         Office                                                          20,101
         Shareholder communications                                       1,874
         Transfer agent                                                   6,898
         Travel                                                          20,411
                                                                   -------------
                                                                        141,841
                                                                   =============


1.(B)    RELATED PARTY TRANSACTIONS

         (a) During the six months ended February 28, 2001, the Company was charged $64,704 for management, professional, accounting and administrative fees provided by companies controlled by directors of the Company.

         (b) The Company has provided a US$125,000 relocation loan to the President of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures March 27, 2002. During the six months ended February 28, 2001, the Company was paid interest of $5,063.

         (c) During the six months ended February 28, 2001, the Company completed an initial tranche of 500,000 units, of an announced 2,200,000 units at $0.52 per unit, for $260,000 proceeds. Each unit is comprised of one common share and one share purchase warrant entitling the holder to purchase an additional share for a period of two years at $0.52 per share. The initial tranche was purchased by a private corporation owned by the President of the Company. At February 28, 2001, the Company had received $884,000 with respect to the remaining portion of the private placement and issued the 1,700,000 units subsequent to February 28, 2001. The purchaser of the final tranche is Hilton Petroleum Ltd., a public company which is a significant minority shareholder and in which certain of its officers and directors are also officers and directors of the Company.

BC FORM 51-901F                                                       SCHEDULE B

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2001


2.(A)    SECURITIES ISSUED DURING THE SIX MONTHS ENDED FEBRUARY 28, 2001

         DATE OF        TYPE OF      TYPE                                                       TOTAL             TYPE OF
          ISSUE         SECURITY     OF ISSUE       NUMBER     PRICE       PROCEEDS         CONSIDERATION        COMMISSION
         --------       --------     --------       ------     -----       --------         -------------        ----------

         Sept.12/00     Common       Private       118,570     $0.70        $83,000(1)<F1>       Cash                Nil
                                     Placement

         Jan.16/01      Common       Private       500,000     $0.52       $260,000              Cash                Nil
                                     Placement

<F1>
         (1)     Proceeds received prior to September 1, 2000.


2.(B)    OPTIONS GRANTED DURING THE SIX MONTHS ENDED FEBRUARY 28, 2001


         DATE              NUMBER       TYPE                                        EXERCISE
         GRANTED         OF SHARES      OF OPTION         NAME                        PRICE              EXPIRY DATE
         -------         ---------      ---------         ----                       -------             -----------

         Jan. 25/01        393,000      Director          Donald W. Busby             $0.60              Jan. 25/04
         Jan. 25/01         60,000      Director          George Muscroft             $0.60              Jan. 25/04
         Jan. 25/01        100,000      Director          Nick DeMare                 $0.60              Jan. 25/04
         Jan. 25/01         50,000      Employee          Ian Padden                  $0.60              Jan. 25/04
         Jan. 25/01        100,000      Employee          Dick Darrow                 $0.60              Jan. 25/04
         Jan. 25/01         15,000      Employee          Betty L. Moody              $0.60              Jan. 25/04
         Jan. 25/01         30,000      Employee          Harvey Lim                  $0.60              Jan. 25/04
         Jan. 25/01         15,000      Employee          Arabella Smith              $0.60              Jan. 25/04
         Jan. 25/01         15,000      Employee          Rosanna Wong                $0.60              Jan. 25/04
         Jan. 25/01         15,000      Employee          Linda Liu                   $0.60              Jan. 25/04
         Jan. 25/01          7,000      Employee          Jacqueline Hibbs            $0.60              Jan. 25/04
                         ---------
                           800,000
                         =========

3.(A)    AUTHORIZED AND ISSUED SHARE CAPITAL AS AT FEBRUARY 28, 2001

                                                                              ISSUED
                                                                      -----------------------
                                           AUTHORIZED
         CLASS          PAR VALUE            NUMBER                   NUMBER           AMOUNT
         -----          ---------           --------                  ------           ------

         Common            WPV              Unlimited               16,624,016      $17,483,748



BC FORM 51-901F                                                       SCHEDULE B

                             TRIMARK OIL & GAS LTD.
                                QUARTERLY REPORT
                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2001


3.(B)    OPTIONS AND WARRANTS OUTSTANDING AS AT FEBRUARY 28, 2001

                                                                                 EXERCISE PRICE
         SECURITY                     NUMBER             PER SHARE                 EXPIRY DATE

         Options                      612,000              $1.14                    Jul. 23/02
         Options                      125,000              $1.90                    Oct. 01/02
         Options                       50,000              $0.77                    Jun. 13/03
         Options                      800,000              $0.60                    Jan. 25/04
                                   ----------
                                    1,587,000
                                   ==========
         Warrants                   2,790,234              $0.97                    Jul. 14/01
         Warrants                   1,256,782              $1.73                    Sep. 24/01
         Warrants                   1,185,715              $0.84                    Jun. 05/02
         Warrants                     118,570              $0.84                    Jun. 19/02
         Warrants                     500,000              $0.52                    Jan. 16/03
                                   ----------
                                    5,851,301
                                   ==========

3.(C)    SHARES IN ESCROW OR SUBJECT TO POOLING AS AT FEBRUARY 28, 2001

         There were 31,250 shares held in escrow as at February 28, 2001. On March 22, 2001, the Canadian Venture Exchange accepted a release of 20,833 shares.


3.(D)    LIST OF DIRECTORS AND OFFICERS AS AT FEBRUARY 28, 2001

         Directors:
               Donald W. Busby
               Nick DeMare
               George Muscroft
               Dick Darrow

         Officers:
               Donald W. Busby, President, Chairman & CEO
               Harvey Lim, Corporate Secretary

BC FORM 51-901F                                                       SCHEDULE C

                             TRIMARK OIL & GAS LTD.

                                QUARTERLY REPORT

                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2001


MANAGEMENT DISCUSSION & ANALYSIS

DESCRIPTION OF BUSINESS

The Company is an independent oil and gas exploration company with its shares listed for trading on the Canadian Venture Exchange. The Company's shares also trade on the OTC Bulletin Board. The Company's business focus is exploring for and developing oil and gas reserves. To date, the primary focus of its activity has been in the San Joaquin Basin of California. The Company is involved in a number of high potential exploration projects in this area, the most notable being the East Lost Hills project.

OPERATIONS

During the six months ended February 28, 2001, the Company reported a net income of $12,621 ($0.001 per share) compared to a net loss of $265,010 ($0.019 per share) incurred for the comparable 2000 period.

Revenue from oil and gas sales increased 121% during 2001, to $259,606, compared to $117,732 for the comparable period in 2000. The increase was attributed to a combination of higher gas and oil prices received throughout fiscal 2001 and the commencement of production from the ELH #1 well during February 2001 and the Gus Landry well during November 2000. Revenue from oil sales decreased 12% from $59,759 in 2000 to $52,848 in 2001. Oil production decreased 27% from 1,734 bbls in 2000 to 1,264 bbls in 2001 and average selling prices received increased 21%, from $34.46/bbl in 2000 to $41.82/bbl in 2001, partially offsetting the decrease in production. Revenue from natural gas sales increased 257%, from $57,973 in 2000 to $206,758 in 2001. Natural gas production increased 33%, from 20,129 mcf in 2000 to 26,776 mcf in 2001. In addition, the average selling price of natural gas received by the Company increased 168%, from $2.88/mcf in 2000 to $7.73/mcf in 2001.

The Company's production expenses decreased 26% to $76,036 in 2001 from $103,123 in 2000. On a per unit basis, production expenses decreased to $2.84/MCF in 2001 from $5.05/MCF in 2000.

The recent successful development of the ELH #1 well has added significant reserves to the Company's reserve base. Amortization, depreciation and depletion for the six months ended February 28, 2001, is computed using Company reserve estimates which it believes are reasonable and are based on the best information available. The Company will prepare a reserve report which will include East Lost Hills in conjunction with its fiscal year ending August 31, 2001. The Company's amortization, depreciation and depletion expenses increased to $88,296 in 2001 from $60,591 in 2000. On a per unit basis, the rate was $3.29/MCF in 2001 compared to $2.97/MCF in 2000.

General and administrative costs decreased by $156,567 from $298,408 in 2000 to $141,841 in 2001. Of the decrease, $121,102 is attributed to the effect of foreign exchange, as the Company recorded a $84,655 foreign exchange loss in 2000, compared to $36,447 gain in 2001.

The Company incurred $1,300,993 during the six months ended February 28, 2001 (2000 - $826,483) for drilling costs, delay rentals, acquisition of acreage, direct geological and geophysical costs, and other related direct costs.

BC FORM 51-901F                                                       SCHEDULE C

                             TRIMARK OIL & GAS LTD.

                                QUARTERLY REPORT

                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2001


MANAGEMENT DISCUSSION & ANALYSIS (continued)

It is anticipated that the future development of the Company's business will require additional, and possibly substantial, capital expenditures. Depending upon the continuing results at East Lost Hills and the deep Temblor exploration program and at the Regional California programs. The Company may need to raise additional funds to cover capital expenditures. These funds may come from cash flow, equity or debt financing, or from sales of interests in its properties although there is no assurance continued funding will be available.

During December 2000, the Company arranged a non-brokered private placement financing of 2,200,000 units at a price of $0.52 per unit. Each unit consisted of one common share and one share purchase warrant. One share purchase warrant entitles the holder to purchase one additional common share in the capital of the Company for a period of two years from closing for the exercise price of $0.52. The Company completed the initial tranche of 500,000 units during the six months ended February 28, 2001 with Boone Petroleum Inc., a private company owned by the President of the Company, for $260,000. At February 28, 2001, the Company had received $884,000 on account of the final tranche of 1,700,000 units which was completed in March 2001 with Hilton Petroleum Ltd.

At February 28, 2001, the Company had a working capital of $1,173,722. The Company had no outstanding long-term debt at February 28, 2001, and had not entered into any commodity swap arrangements or hedging transactions. Although the Company has no current plans to do so, it may enter into commodity swap and/or hedging transactions in the future in conjunction with oil and gas production.

PROPERTIES UPDATE

1.       EAST LOST HILLS

The following provides a summary update at the East Lost Hills project in the San Joaquin Basin of California.

On March 19, 2001, the previous operator, Berkley Petroleum Corporation was acquired by Anadarko Petroleum Corporation, and effective on that date, Anadarko became the operator of the East Lost Hills project.

On August 26, 1999, drilling began on the ELH #1 well, approximately two miles northwest of the #1-17R well. On April 12, 2000, this well had drilled to a total depth of 19,724 feet. Production testing began on May 28, 2000 and, based on the results of the production testing and other analysis, a natural gas discovery was determined at the East Lost Hills field. The ELH #1 well is currently producing from a zone in the lower portion of the Temblor formation. After completion of production facilities and a connection pipeline, this well commenced first production on February 6, 2001. Initially, some production restrictions were caused by down stream processing problems. The ELH #1 well is capable of producing 13 - 20 mmcf gas per day. The Company has recorded revenues and expenses associated with this production for the six months ended February 28, 2001.

BC FORM 51-901F                                                       SCHEDULE C

                             TRIMARK OIL & GAS LTD.

                                QUARTERLY REPORT

                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2001


MANAGEMENT DISCUSSION & ANALYSIS (continued)

On July 11, 2000, the participants commenced drilling the ELH #2 well. This well is located approximately 1.5 miles northwest of the ELH #1 and was designed to drill to a zone in the upper portion of the Temblor formation on the same structural feature. The ELH #2 well has been drilled and cased to a measured depth of 18,011 feet. During the flow test portion of the production test, gas was initially flowed at approximately 5 mmcf gas per day. After several days the flow rate dropped to 3 mmcf gas per day. Analysis of the production and pressure build-up data from the flow test is still in progress, and final test results will be released upon completion of analysis of this data.

On June 19, 2000, the participants at East Lost Hills commenced drilling the ELH #3 exploration well in order to test a geologically separate feature located adjacent to the structure found productive in the ELH #1 well. This well continues drilling operations at approximately 21,200 feet. Total depth of this well is projected at 21,750 feet.

On November 26, 2000, the participants commenced drilling the ELH #4, located approximately four miles southeast of the ELH #1 well. This well is projected to drill to a total depth of 20,000 feet and targets the same structure and the same zone currently producing at the ELH #1 well. Intermediate casing is being set to 17,009 feet.

The participants may drill up to six additional wells in this prospect during calendar year 2001, although there is no assurance this will occur.

2.       REGIONAL CALIFORNIA

The Company is engaged in a regional exploration program in the San Joaquin Basin of California and to date a number of prospects have been identified. The prospects have much shallower target horizons and the costs to drill are substantially less than the East Lost Hills prospects. The Company has approximately a 43% working interest in ten prospects.

The Brown Sugar prospect (4.73% working interest) has been successfully completed and is awaiting tie-in to gas pipeline. Drilling on the Mica Prospect commenced in February 2001 and the Parsley and Sequoia prospects are scheduled to be drilled in the second calendar quarter of 2001. On April 23, 2001, the Company reported that after logging the Mica 1-17, it was determined that the well is outside the channel limits. The well has been suspended for possible future side-tracking.

ELECTION OF DIRECTORS AND APPOINTMENT OF OFFICERS

At the annual general meeting held February 22, 2001, shareholders of the Company elected Messrs. Donald W. Busby, Nick DeMare, George Muscroft and Dick Darrow as directors of the Company. Mr. Busby was appointed President, Chairman and Chief Executive Officer and Mr. Harvey Lim as Corporate Secretary.

BC FORM 51-901F                                                       SCHEDULE C

                             TRIMARK OIL & GAS LTD.

                                QUARTERLY REPORT

                   FOR THE SIX MONTHS ENDED FEBRUARY 28, 2001


MANAGEMENT DISCUSSION & ANALYSIS (continued)

INVESTOR RELATIONS ACTIVITIES

During the six months ended February 28, 2001, the Company paid $24,275 for investor relations services and related costs.

Subject to regulatory approval, the Company has entered into an investor relations agreement with Eland Jennings Investor Services. The agreement is for a period of one year commencing April 1, 2001 and may be terminated by either party on written notice and can be renewed for an additional year upon mutual agreement. The Company has agreed to pay Eland Jennings consulting fees of $6,000 per month plus disbursements and costs.